FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2008

Omega Navigation Enterprises, Inc.

24 Kaningos Street
Piraeus 185 34 Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by Omega Navigation Enterprises, Inc. on November 17, 2008.

EXHIBIT 1

Omega Navigation Enterprises, Inc. Reports Third Quarter and Nine Months 2008 Results

Piraeus, Greece, November 17, 2008 – Omega Navigation Enterprises, Inc. (NASDAQ:ONAV, SGX: ONAV50), a provider of global marine transportation services focusing on product tankers, announced today its financial and operational results for the third quarter and nine months ended September 30, 2008.

The Company had previously announced the declaration of its quarterly cash dividend with respect to the third quarter of 2008 of $ 0.50 per share payable on November 28, 2008 to stockholders of record as of November 17, 2008.

Third Quarter 2008 Results

For the quarter ended September 30, 2008, Omega Navigation reported total revenues of $ 19.5 million and Net Income of $ 6.2 million or $ 0.41 per share, excluding a loss on its interest rate derivative instruments, a gain on warrants revaluation and incentive compensation grants.  Including these items, the Company generated net income of $ 5.2 million, or $ 0.34 per basic share.  EBITDA for the third quarter of 2008 was $ 14.8 million.  Please see below for a reconciliation of EBITDA to Cash from Operating Activities.

Net Income included $ 1.8 million primarily attributable to profit sharing on charters of the vessels Omega Lady Miriam and Omega Emmanuel.

The Company owned and operated an average of 8 vessels, all product carriers, during the third quarter of 2008, the same number as in the third quarter of 2007. The Omega Lady Miriam entered her scheduled drydock on September 21, 2008, and therefore had only 83 revenue generating days during the third quarter of 2008.  The drydock costs amounted to about $ 0.5 million and in accordance with our accounting policies we will defer this amount which will be amortized over the period through the next drydocking scheduled in 2013. Should we follow the alternative accounting policy and expense dry docking cost as incurred, our net income would be decreased by $0.5 million as of September 30, 2008. Excluding profit sharing, the Panamax product carriers in our fleet earned an average time-charter equivalent rate of $ 25,035 per day per vessel during the third quarter of 2008, versus $ 25,047 per day per vessel during the third quarter of 2007.  The Handymax product tankers in our fleet earned an average time charter equivalent rate of $ 20,788 per vessel per day during the third quarter of 2008, versus $ 20,777 per day per vessel during the third quarter of 2007.

Since the inception of our product tankers’ charters through the end of the third quarter of 2008, the profit sharing element of those charters that we have or are entitled to receive amounted to approximately $ 11.4 million. The Company has already received $8.9 million of cash and has recorded profit share revenues of $ 8.6 million, and currently expects to record an additional $ 2.8 million in quarters to follow for voyages performed through the third quarter of 2008. The table below presents the amount of profit share revenues recorded per quarter.

Quarter	Amount of profit share revenues recorded per quarter
1st Quarter 2007	$ 1.1 million
2nd Quarter 2007	$ 1.0 million
3rd Quarter 2007	$ 1.3 million
4th Quarter 2007	$ 0.6 million
1st Quarter 2008	$ 1.2 million
2nd Quarter 2008	$ 1.6 million
3rd Quarter 2008	$ 1.8 million
Total	$ 8.6 million

Operating expenses for our MR product tankers averaged $ 4,972 per day per vessel in the third quarter of 2008, versus $ 5,074 per day per vessel in the third quarter of 2007. Our Panamax product tankers averaged operating expenses of $ 5,577 per day per vessel in the third quarter of 2008, versus $ 4,380 per day per vessel in the third quarter of 2007.  The increase of the daily operating expenses of the Panamax product tankers relates mainly to an increase in crew wages and maintenance cost for the Omega Lady Miriam which was incurred during drydock.

First Nine Months 2008 Results

For the nine months ended September 30, 2008, Omega Navigation reported total revenues of $ 57.6 million and Net Income of $ 15.4 million, or $ 1.01 per basic share.  Excluding a loss on its interest rate derivative instruments, a gain on warrants revaluation and incentive compensation grants, the Company earned $ 16.9 million or $ 1.11 per basic share.  EBITDA for the first nine months of 2008 was $ 40.1 million.  Please see below for a reconciliation of EBITDA to Cash from Operating Activities.

Net Income included $ 4.6 million of revenues primarily arising from profit sharing on charters of the vessels Omega Lady Miriam, Omega Lady Sarah, Omega Theodore and Omega Emmanuel.

The Company owned and operated an average of 8 vessels, all product carriers, during the first nine months of 2008, and 7.3 product carriers during the first nine months of 2007. Excluding profit sharing, the Panamax product carriers in our fleet earned an average time-charter equivalent rate of $ 25,054 per day per vessel during the first nine months of 2008, versus $ 25,004 per day per vessel during the first nine months of 2007.  The Handymax product tankers in our fleet earned an average time charter equivalent rate of $ 20,763 per vessel per day during the first nine months of 2008, versus $ 20,798 per day per vessel during the nine months of 2007.

Operating expenses for our Panamax product tankers averaged $ 5,353 per day per vessel in the first nine months of 2008, versus $ 4,566 per day per vessel, excluding any initial outfitting and pre-delivery expenses, in the first nine months of 2007. Our MR product tankers averaged operating expenses of $ 4,880 per day per vessel in the first nine months of 2008, versus $ 4,603 per day per vessel in the first nine months of 2007.  The increase of the daily operating expenses of our Panamax product tankers as well as our MR product tankers relates mainly to an increase in crew wages.

Lower Interest Expense

Interest Expense and finance costs in the third quarter of 2008 were $ 3.1 million, and in the corresponding quarter of 2007 interest expense and finance costs were $ 5.2 million.  For the nine months ended September 30, 2008, interest expense and finance costs were $ 10.3 million, versus $ 13.8 million in the same period of 2007. The difference between 2007 and 2008 is attributable to the current lower interest rate environment. We recently entered into an interest rate swap agreement whereby we fixed our interest cost for a notional amount of $ 100 million at a rate of 2.585%. The above arrangement, together with previous hedging arrangements, has the effect of lowering our overall interest rate exposure.

Fleet Developments

Current Fleet

Omega Navigation’s current fleet includes eight double hull product tankers with an aggregate carrying capacity of 512,358 dwt. All of the Company’s product tankers are employed under time charters having a minimum contracted term of three years from their respective delivery dates and are chartered to established charterers including Norden, ST Shipping (Glencore) and Torm. Six of the eight product tankers have profit sharing arrangements which enable the Company to share in the charter market’s upside potential. The Company recently announced new charters on the Omega Lady Miriam and Omega Lady Sarah which ensures time charter coverage on these vessels into 2012.  The following table illustrates the current contract expirations and renewals:

Vessel	Charter Rate	Profit Sharing	Latest Charter Expiration	Renewal
Omega Queen	$ 26,500	No	Jun-09	Charterer’s extension option at $28,500 through Jun-11
Omega King	$ 26,500	No	Jul-09	Charterer’s extension option at $28,500 through Jul-11
Omega Lady Sarah	$ 24,000	Yes	Q3-12	New charter commences 2/3Q ’09 at 25,500/day plus 50/50 profit sharing
Omega Lady Miriam	$ 24,000	Yes	Q4-12	New charter commences 3/4Q ’09 at 25,500/day plus 50/50 profit sharing
Omega Prince	$ 21,000	Yes	Jul-09	Charterer’s extension option at $24,000 through Jul-10
Omega Princess	$ 21,000	Yes	Aug-09	Charterer’s extension option at $24,000 through Aug-10
Omega Emmanuel	$ 25,500	Yes	Apr-10
Omega Theodore	$ 25,500	Yes	May-10

Acquisition contracts

On May 19, 2008 the Company announced that it had entered into an agreement with an unaffiliated third party to purchase two 47,000 dwt. newbuilding double hull product tankers for $ 55.5 million each.  The first vessel is scheduled to be delivered in the second quarter of 2009 and the second vessel is scheduled to be delivered in the third quarter of 2010. The purchase agreement required a deposit of 10% of the purchase price that was placed in a joint account of the sellers and buyers on May 29, 2008. The Company has entered into an agreement with a commercial bank to finance 90% of the above deposit payment with bank debt and the remainder of $1.2 million was financed from cash available from operations. The Company has also agreed with the same commercial bank for the financing of up to 75% of the purchase price of the vessels at the time of their respective deliveries. The agreed interest rate will range between 100 to 120 bps over LIBOR, depending on the applicable ratio of loan to vessels’ market value and the financial covenants are in line with the existing covenants under our other senior secured credit facilities. At delivery, the vessels will each be chartered for three years to ST Shipping (a subsidiary of Glencore International A.G.) for a gross base rate of $ 21,135 per day per vessel.  In addition, the charters also provide for profit sharing, whereby the Company will share equally in any upside above the base charter rate with the charterer, based on the vessels’ actual quarterly trading results.

Newbuilding contracts

On June 19, 2007, the Company announced that it had signed shipbuilding contracts with Hyundai Mipo Dockyard, to construct and acquire five newbuilding double hull Handymax product tankers, each with a capacity of 37,000 dwt. Four of these vessels are scheduled for delivery in 2010 with the fifth scheduled for delivery in early 2011.  With the addition of these seven vessels, Omega’s fleet will consist of 15 product carriers with a total deadweight capacity of 791,358 tons.

The following table illustrates the delivery dates and charter arrangements on all the newbuildings:

Vessel	Delivery	Charter Rate	Profit Sharing	Charter Expiration
TBN1	Jun-09	$ 21,135	Yes	Jun-12
TBN2	Mar-10	Confidential	No	Mar-13
TBN3	Jul-10	$ 21,135	Yes	Jul-13
TBN4	Jul-10
TBN5	Sep-10
TBN6	Dec-10
TBN7	Feb-11

Note: TBN2 above rate is confidential but vessel is expected to generate annual EBITDA of about $ 6 million.

Management Commentary:

George Kassiotis, President and Chief Executive Officer of Omega Navigation, commented: “We are pleased to have concluded our tenth consecutive profitable quarter since our IPO in April 2006. We attribute our strong operational and financial results to our strategy of acquiring high quality modern vessels and seeking predictable and stable cash flows through the long term employment of our vessels. In addition, the fact that the charters of six of our eight product tankers have profit sharing has enabled us to participate in the upside of the charter market and thereby maximize our profitability and the return for our shareholders.  The profit sharing agreements in 2008 have allowed the Company to enjoy particularly strong earnings.

We continue to return strong operating results even in this most challenging economic environment.  As evidenced by our recent charters of the Omega Lady Miriam and Omega Lady Sarah, time charter rates in the product tanker sector have remained solid, while rates in some other shipping sectors have come under some pressure.  With oil prices significantly below the highs we saw this past summer, we are cautiously optimistic that demand for petroleum products in the short term will rebound and we continue to be bullish about our sector in the long term.  Based on current charter rates and the continued performance of each of our charterers, we believe that we are well positioned to continue to operate profitably even in this economic climate. We also believe that we continue to have strong relationships with our commercial lenders, that are large European and Asian banks which to date have held up extremely well, even in this credit crisis.

All of the vessels in our current fleet are under three year time charters with established charterers pursuant to which we have contracted 100% of our operating days for 2008 and 79% for 2009. The charters on the  Panamax Ice Class vessels delivered to us in March and April of 2007, respectively, extend to 2010.  The recently announced acquisition of two newbuilding product tankers to be delivered to us in the second quarter of 2009 and the third quarter of 2010, respectively, have also been fixed on three year time charters, thereby enhancing the stability and visibility of our cash flows.  In addition, a three year time charter has been concluded on the first of the five newbuilding vessels we contracted for in mid 2007. This brings our overall fleet coverage to 80% in 2009.  The table above shows that, assuming that each of charterers continue to perform in accordance with the terms of their respective charters, we are well on our way for both our current fleet and our newbuildings in securing profitable time charters for the entire fleet which will continue to allow us to achieve strong and visible earnings.

We would like to reiterate that we are continuing to pursue a strategy of prudent growth, gradually expanding our fleet and our revenue and profit generation potential. Based on the activity we have announced so far, we expect to add seven newbuilding product carriers to our fleet, thereby expanding it to a total of 15 vessels, and solidifying our position as a major player in the global product tanker market. We expect to be taking delivery of these seven vessels between the second quarter of 2009 and the first quarter of 2011.  In addition, the two MR resale acquisitions are on terms that are favorably comparable to the current value of a promptly delivered vessel, and current newbuilding contract values for vessels similar to our five newbuildings currently exceed the prices that we contracted for.

We remain optimistic about the long term fundamentals of the product tanker market, the area of our strategic focus. We believe that we enjoy strong competitive advantages in this market with our focused business strategy, our fleet of young high quality vessels, long term employment with established charterers, a solid and flexible capital structure and a strong management team, enabling us to continue delivering strong, stable and predictable results for our shareholders.

Finally, we continued with our stable dividend policy, declaring our tenth consecutive quarterly dividend of $ 0.50 per common share with respect to the third quarter of 2008.”

Quarterly Dividend

On November 3, 2008 the Company announced its tenth consecutive quarterly dividend since it went public, of $ 0.50 per common share, payable on November 28, 2008 to shareholders of record as of November 17, 2008.

Gregory McGrath, Chief Financial Officer of Omega Navigation, commented, “We have now paid or declared on schedule ten consecutive quarterly dividends since going public in the amount of $ 0.50 per common share, aggregating $ 5.00 per common share. Our overall objective is to pursue a strategy of disciplined growth, while at the same time implementing a stable, dividend payout. We believe this strategy will maximize shareholder value over the long term.

As of September 30, 2008, the Company had a ratio of debt to market value of about 55% with respect to the current eight vessel fleet and a net debt to book capitalization ratio of 64%, including debt already incurred under the pre-delivery financing of the seven newbuildings, which we believe are modest ratios for industry standards given our strong time charter coverage and the young age and quality of our fleet.

Asset values in the product tanker sector have held up reasonably well, and would have to fall significantly to trigger a default under our security value maintenance loan covenants.

The restructuring of our debt facility toward the end of the first quarter of this year has had the effect of taking advantage of our current low interest rate environment, decreasing our interest expenses, while at the same time it has increased our financial flexibility and we believe it will enhance our ability to pursue our strategy of prudent growth aimed at increasing shareholder value in the longer term.”

Fleet Data

Panamax Tankers	Handymax Tankers

	Three months ended		Three months ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007
Number of vessels at end of period	6	6	2	2
Average age of fleet (in years)	3	2	2	1
Ownership days (1)	552	552	184	184
Available days (2)	543.19	552	184	184
Operating days (3)	543.19	552	184	184
Fleet Utilization (4)	100%	100%	100%	100%
Voyage revenues (net of voyage expenses) (7)	$ 13,598,722	$ 13,826,103	$ 3,824,960	$ 3,822,940
Time charter equivalent (TCE) rate $/day (5)(7)	25,035	25,047	20,788	20,777
Vessel operating expenses (net of predelivery expenses)	$ 3,078,328	$ 2,418,015	$ 914,902	$ 933,632
Daily vessel operating expenses $/day(6)	5,577	4,380	4,972	5,074

	Nine months ended		Nine months ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007
Number of vessels at end of period	6	6	2	2
Average age of fleet (in years)	3	2	2	1
Ownership days (1)	1,644	1,436.76	548	546
Available days (2)	1,635.19	1,436.76	548	546
Operating days (3)	1,635.19	1,436.76	548	546
Fleet Utilization (4)	100%	100%	100%	100%
Voyage revenues (net of voyage expenses) (7)	$ 40,967,355	$ 35,925,253	$ 11,378,182	$ 11,355,851
Time charter equivalent (TCE) rate $/day (5)(7)	25,054	25,004	20,763	20,798
Vessel operating expenses (net of predelivery expenses)	$ 8,799,990	$ 6,560,027	$ 2,674,263	$ 2,513,188
Daily vessel operating expenses $/day(6)	5,353	4,566	4,880	4,603

(1)

Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(2)

Available days are the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

(3)

Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(4)

We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

(5)

Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6)

Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance (excluding drydocking), the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, but excludes any pre-delivery expenses incurred at or prior to the delivery of the product tankers, are calculated by dividing vessel operating expenses by ownership days for the relevant period. For the nine months ended September 30, 2008, and September 30, 2007, pre-delivery expenses of Panamax product tankers amounted to $ 0 million and $ 0.8 million respectively.

(7)

For the three months ended September 30, 2008, excludes $ 1.8 million of profit sharing revenue booked in the third quarter of 2008 related to profit sharing on charters of the vessels Omega Lady Sarah, Omega Lady Miriam, Omega Emmanuel and Omega Theodore. For the nine months ended September 30, 2008, excludes $ 4.6 million of profit sharing revenue booked in the first nine months of 2008 related to profit sharing on charters of the vessels Omega Lady Sarah, Omega Lady Miriam, Omega Emmanuel, Omega Theodore, Omega Prince and Omega Princess.

Fleet Profile and Employment:
The table below describes the profile and employment of the Company’s fleet as of today:*

Vessel	Sister Ship (1)	Year Built	Deadweight (dwt)	Type	Delivery Date	Daily Hire Rate (2)		Latest Re-delivery
CURRENT FLEET
Panamax Product Tankers
Omega Queen	A	2004	74,999	LR1	May-06	$26,500	(3)	Jun-09
Omega King	A	2004	74,999	LR1	Jun-06	$26,500	(3)	Jul-09
Omega Lady Sarah	C	2004	71,500	LR1 – Ice Class 1C	Jun-06	$24,000/ $ 25,500	(4)	Q3-12
Omega Lady Miriam	C	2003	71,500	LR1 – Ice Class 1C	Aug-06	$24,000/ $ 25,500	(4)	Q4-12
Omega Emmanuel	D	2007	73,000	LR1 - Ice Class 1A	Mar-07	$25,500	(6)	Apr-10
Omega Theodore	D	2007	73,000	LR1 - Ice Class 1A	Apr-07	$25,500	(6)	May-10
Handymax Product Tankers
Omega Prince	B	2006	36,680	MR1 - Ice Class 1A	Jun-06	$21,000	(5)	Jul-09
Omega Princess	B	2006	36,680	MR1 - Ice Class 1A	Jul-06	$21,000	(5)	Aug-09
TOTAL (DWT):			512,358
Additional Handymax Vessels
TBN1	F	2009	47,000	MR2 IMO II	Jun-09	$21,135	(8)	Jun-12
TBN2	E	2010	37,000	MR1 IMO II/III	Mar-10	Confidential	(7)	Mar-13
TBN3	F	2010	47,000	MR2 IMO II	Jul-10	$21,135	(8)	Jul-13
TBN4	E	2010	37,000	MR1 IMO II/III	Jul-10
TBN5	E	2010	37,000	MR1 IMO II/III	Sep-10
TBN6	E	2010	37,000	MR1 IMO II/III	Dec-10
TBN7	E	2011	37,000	MR1 IMO II/III	Feb-11
Total (DWT):			279,000

* This table assumes the full performance by each our current and anticipated customers under our current and contracted charters.

(1) Each vessel is a sister ship of each other vessel that has the same letter.

(2) This table shows gross charter rates and does not include brokers’ commissions, which are 1.25% of the daily time charter rate.

(3) The Company has granted Torm the option to extend the charter for 24 months at a minimum daily time charter hire rate of $28,500.

(4) In 3rd and 4th quarter 2009 the Omega Lady Sarah and Omega Lady Miriam will enter into a new charter with ST Shipping at a rate of $25,500. Plus any additional income under profit sharing agreements, according to which charter earnings in excess of $25,500 per day will be divided equally between Omega Navigation and ST Shipping.

(5) Plus any additional income under profit sharing provisions of the charter agreements with D/S Norden A/S. The Company has granted the charterers the option to extend the charter for 12 months at a minimum daily time charter hire rate of $ 24,000.

(6) Plus any additional income under profit sharing arrangements, according to which charter earnings in excess of $ 25,500 per day will be divided equally between Omega Navigation and ST Shipping. When the vessels trade in ice conditions, the profit sharing between Omega Navigation and ST Shipping is 65/35% respectively.

(7) Rate is confidential but the vessel is expected to generate annual EBITDA of about $6 million. The Company has granted NYK the option to extend the charter for two one year periods at higher rates.

(8) Plus any additional income under profit sharing arrangements, according to which charter earnings in excess of $ 21,135 per day will be divided equally between Omega and ST Shipping.

Conference Call Details:

As previously announced, the Company’s management will host a conference call tomorrow November 18, 2008 at 10:00am EST to discuss its third quarter 2008 results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-866-819-7111 (US Toll Free Dial In), 0800-953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote "Omega".

A telephonic replay of the conference call will be available until November 25, 2008 by dialling 1-866-247-4222 (US Toll Free Dial In), 0800-953-1533 (UK Toll Free Dial In) or +44(0)1452-55-00-00 (Standard International Dial In). Access Code: #3663884.

Omega Navigation Enterprises Inc

Consolidated Statement of Income

 (All amounts expressed in thousands of U.S. Dollars)

	Three months ended		Nine months ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

CONTINUING OPERATIONS
Revenues:
Voyage revenue	19,495	19,231	57,647	51,367

Expenses:
Voyage expenses	262	242	740	673
Vessel operating expenses	3,993	3,326	11,474	9,847
Depreciation and amortization	4,749	4,750	14,092	12,809
Management fees	312	297	933	823
Options’ premium	-	-	-	200
General and administrative expenses	1,138	1,021	3,644	3,210
Incentive compensation	208	136	1,151	311
Foreign currency (gains) / losses	(87)	44	(12)	62
Operating income	8,920	9,415	25,625	23,432

Other income (expenses)
Interest and finance costs	(3,146)	(5,163)	(10,339)	(13,758)
Interest income	205	284	466	1,605
Change in fair value of warrants	1,105	685	369	233
Loss on derivative instruments	(1,904)	(938)	(740)	(572)
Total other income /(expenses), net	(3,740)	(5,132)	(10,244)	(12,492)

INCOME FROM CONTINUING OPERATIONS	5,180	4,283	15,381	10,940

DISCONTINUED OPERATIONS
Income/(Loss) from discontinued operations of the bulk carrier fleet	-	-	20	(154)

INCOME/(LOSS) FROM DISCONTINUED OPERATIONS	-	-	20	(154)

Net income	5,180	4,283	15,401	10,786

Omega Navigation Enterprises Inc

Consolidated Balance Sheet

(All amounts expressed in thousands of U.S. Dollars)

	September 30, 2008	December 31,2007
	(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	13,842	8,893
Accounts receivable, trade	146	179
Inventories	596	501
Prepayments and other	694	848
Restricted cash	167	417
Derivative asset	137	-
Total current assets	15,582	10,838

FIXED ASSETS:
Vessels, net	447,209	461,251
Property and equipment, net	76	103
Advances for vessels’ acquisition	57,206	44,869
Total fixed assets	504,491	506,223

OTHER NON CURRENT ASSETS:
Deferred charges	1,191	343
Derivative asset	403	-
Restricted cash	5,140	5,081
Total other non current assets	6,734	5,424

Total assets	526,807	522,485

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long term debt	69	781
Accounts payable	1,196	869
Accrued and other current liabilities	2,969	2,740
Deferred revenue	349	1,869
Warrants	6,729	-
Derivative liability	796	1,151
Dividends payable	68	30
Total current liabilities	12,176	7,440

NON-CURRENT LIABILITIES:
Long term debt, net of current portion	334,656	322,565
Warrants	-	7,097
Derivative liability	1,318	428
Long Term Dividends payable	140	81
Other Long Term Liabilities	16	-
Total non-current liabilities	336,130	330,171

COMMITMENTS AND CONTINGENCIES:	-	-

Stockholders’ equity:
Common stock	152	151
Additional paid-in capital	198,198	197,047
Accumulated deficit	(19,849)	(12,324)
Total stockholders’ equity	178,501	184,874

Total liabilities and stockholders’ equity	526,807	522,485

Omega Navigation Enterprises Inc

Consolidated Statement of Cash Flows

(All amounts expressed in thousands of U.S. Dollars-)

	Three months ended		Nine months ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities
Net income from continuing operations	5,180	4,283	15,381	10,940

Net cash provided by continuing operating activities	10,441	9,579	29,490	25,359
Net cash used in discontinued operating activities	-	-	-	(692)
Net cash provided by continuing and discontinued operating activities	10,441	9,579	29,490	24,667

Cash flows used in investing activities
Net cash used in investing activities-continuing operations	(340)	(22,400)	(12,341)	(142,734)
Net cash provided by investing activities-discontinued operations	-	-	-	81,468
Net cash used in investing activities- continuing and discontinued operations	(340)	(22,400)	(12,341)	(61,266)

Cash flows (used in)/provided by financing activities
Net cash (used in)/provided by financing activities-continuing operations	(7,486)	3,757	(12,200)	79,755
Net cash used in financing activities-discontinued operations	-	-	-	(37,394)
Net cash (used in)/provided by financing activities-continuing and discontinued operations	(7,486)	3,757	(12,200)	42,361

Net increase/(decrease) in cash and cash equivalents	2,615	(9,064)	4,949	5,762
Cash and cash equivalents at the beginning of the period	11,227	18,688	8,893	3,862
Cash and cash equivalents at end of period	13,842	9,624	13,842	9,624

Omega Navigation Enterprises Inc

Reconciliation of EBITDA (1) to Cash from Operating Activities

(All amounts expressed in thousands of U.S. Dollars)

CONTINUING OPERATIONS	Three months ended		Nine months ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net cash from operating activities	10,441	9,579	29,490	25,359
Net increase/(decrease) in current assets	(239)	(29)	(92)	123
Net (increase)/decrease in current liabilities excluding bank debt	(329)	(49)	831	(618)
Incentive compensation	(208)	(136)	(1,151)	(311)
Write off of options’ premium	-	-	-	(200)
Change in fair value of warrants	1,105	685	369	233
Net interest (income)/expense	3,628	4,878	10,618	12,108
Payments for drydocking costs	528	-	528	-
Amortization of financing costs	(152)	(78)	(507)	(220)
EBITDA	14,774	14,850	40,086	36,474

CONTINUING & DISCONTINUED OPERATIONS	Three months ended		Nine months ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net cash from operating activities	10,441	9,579	29,490	24,667
Net decrease in current assets	(239)	(29)	(92)	(48)
Net (increase)/decrease in current liabilities excluding bank debt	(329)	(49)	851	132
Incentive compensation	(208)	(136)	(1,151)	(311)
Write off of options’ premium	-	-	-	(200)
Change in fair value of warrants	1,105	685	369	233
Net interest (income)/expense	3,628	4,878	10,618	12,237
Payments for drydocking costs	528	-	528	-
Amortization of financing costs	(152)	(78)	(507)	(261)
EBITDA	14,774	14,850	40,106	36,449

 (1) EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by US GAAP and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included here because it is a basis upon which we assess our liquidity position because we believe it presents useful information to investors regarding our ability to service and/or incur indebtedness.

About Omega Navigation Enterprises, Inc.

Omega Navigation Enterprises, Inc. is an international provider of global marine transportation services through the ownership and operation of double hull product tankers. The current fleet includes eight double hull product tankers with a carrying capacity of 512,358 dwt which are chartered out under three-year time charters with an average age of less than three years. The company has also announced the signing of shipbuilding contracts to construct and acquire five additional product tankers with a capacity of 37,000 dwt each scheduled for delivery between March 2010 and early in 2011 and two additional product tankers with a capacity of 47,000 dwt the first scheduled for delivery on the second quarter 2009 and the second scheduled for delivery on the third quarter 2010. With the addition of these seven vessels, Omega's fleet will expand to 15 product tankers with a total deadweight capacity of 791,358 dwt.

The Company was incorporated in the Marshall Islands in February 2005. Its principal executive offices are located in Piraeus, Greece and it also maintains an office in the United States.

Omega Navigation's Class A Common Shares are traded on the NASDAQ National Market under the symbol "ONAV" and are also listed on the Singapore Exchange Securities Trading Limited under the symbol "ONAV 50".

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, the Company’s management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that the Company will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for product tanker and dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:

Company Contact:

Gregory A. McGrath

Chief Financial Officer

Omega Navigation Enterprises, Inc.

PO Box 272

Convent Station, NJ 07961

Tel. (551) 580-0532

E-mail: gmcgrath@omeganavigation.com

www.omeganavigation.com

Investor Relations / Financial Media:

Nicolas Bornozis

President
Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: nbornozis@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Omega Navigation Enterprises, Inc.

(Registrant)

Dated:  November 17, 2008

  By:  /s/ Gregory A. McGrath

  -------------------------------------

Gregory A. McGrath
Chief Financial Officer